Exhibit 99.1
Explanatory Note

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) on 14 November 2019 regarding a resolution made by the board of directors of Shinhan Financial Group to execute a comprehensive stock exchange (the “Stock Exchange”).

The amendment is to correct 16. Other Investment Considerations – c. and f. – (2) and confirm that the Stock Exchange will follow small-scale stock exchange procedures because shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares did not submit their dissent to the Stock Exchange during the period for the submission of notice of dissent to the Stock Exchange (November 26, 2019 to December 3, 2019). All other information in the announcement dated 14 November 2019 remains unchanged.

Before Amendment	After Amendment

16. Other Investment Consideration

c. The Stock Exchange will proceed in accordance with Article 62-2 of the Financial Holding Company Act which allows for shorter periods than are otherwise required under the KCC. For example, paragraph (2) of Article 62-2 of the Financial Holding Company Act allows a 7-day period for the notice of the small-scale Stock Exchange to be given from the date of the Stock Exchange Agreement and a dissent filing period of seven days starting from the date of the notice of the small-scale Stock Exchange. However, as a New York Stock Exchange-listed company, Shinhan Financial Group requires a 10-day prior notice period for a record date, and therefore will issue a public announcement on November 14, 2019 with a record date of November 25, 2019. Pursuant to the special rules for Stock Exchanges under the Financial Holding Company Act, the dissent filing period for the stock is for seven days, beginning on November 26, 2019 and ending on December 3, 2019. If, within such period, shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange, the Stock Exchange may not proceed as a small-scale Stock Exchange. For additional details, please refer to the Korean securities registration statement and prospectus relating to the Stock Exchange to be submitted by Shinhan Financial Group via the Korea Data Analysis, Retrieval and Transfer System.

16. Other Investment Consideration

c. The Stock Exchange will proceed in accordance with Article 62-2 of the Financial Holding Company Act which allows for shorter periods than are otherwise required under the KCC. For example, paragraph (2) of Article 62-2 of the Financial Holding Company Act allows a 7-day period for the notice of the small-scale Stock Exchange to be given from the date of the Stock Exchange Agreement and a dissent filing period of seven days starting from the date of the notice of the small-scale Stock Exchange. However, as a New York Stock Exchange-listed company, Shinhan Financial Group requires a 10-day prior notice period for a record date, and therefore will issue a public announcement on November 14, 2019 with a record date of November 25, 2019. Pursuant to the special rules for Stock Exchanges under the Financial Holding Company Act, the dissent filing period for the stock is for seven days, beginning on November 26, 2019 and ending on December 3, 2019. If, within such period, shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange, the Stock Exchange may not proceed as a small-scale Stock Exchange. However, as such 20% or more dissent has not been submitted during the submission period, the Stock Exchange will follow small-scale stock exchange procedures. For additional details, please refer to the Korean securities registration statement submitted on the date hereof and prospectus to be submitted by Shinhan Financial Group in relation to the Stock Exchange via the Korea Data Analysis, Retrieval and Transfer System.

16. Other Investment Consideration

f. Until the Stock Exchange Date, the Stock Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

(1) [No change]

(2) Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement, in writing, upon the occurrence of any of the following events:

(i) If shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to Article 360-10 of the KCC and Article 62-2 of the Financial Holding Companies Act, Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement.

16. Other Investment Consideration

f. Until the Stock Exchange Date, the Stock Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

(1) [No change]

(2) Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement, in writing, upon the occurrence of any of the following events:

(i) If shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to Article 360-10 of the KCC and Article 62-2 of the Financial Holding Companies Act, Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement.

However, as such 20% or more dissent has not been submitted during the submission period, the Stock Exchange will follow small-scale stock exchange procedures and the above condition (i) for termination or amendment of the Stock Exchange Agreement is not applicable.

Note) Amendments are indicated in italic and underlined in this announcement.